ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20090883782-57
Ross Miller Secretary of State State of Nevada	Filing Date and Time 12/24/2009 9:30 AM
	Entity Number C13758-1999

Amendment to Certificate of Designation After Issuance of Class or Series
(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Certificate of Designation For Nevada Profit Corporations
(Pursuant to NRS 78.1955 - After Issuance of Class or Series)

1. Name of corporation:

MEDIANET GROUP TECHNOLOGIES, INC.

2. Stockholder approval pursuant to statute has been obtained.

3. The class or series of stock being amended:

Series A Convertible Preferred Stock

4. By a resolution adopted by the board of directors, the certificate of designation is being amended as follows or the new class or series is:

Section 3 is hereby amended in its entirety to read as follows:

3. Dividend Amounts and Payment Dates. Holders of Series A Convertible Preferred Stock shall participate pari passu with holders of Common Stock on the basis of 54.7229736 shares of Common Stock for each share of Series A Convertible Preferred Stock in any dividends declared and paid by the Company, but shall have no dividend preference.
(continued on next page)

5. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

6. Signature: (required)

X

Signature of Officer Kent Lee Holmstoel

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

CERTIFICATE OF DESIGNATION, RIGHTS AND PREFERENCES OF SERIES A CONVERTIBLE PREFERRED STOCK OF MEDIANET GROUP TECHNOLOGIES, INC.

(Continued)

Sections 4(a), 5(a) and 7(a) are hereby amended in their entirety to read as follows:

4. (a) Number of Votes; Voting with Common Stock. Each holder of outstanding shares of Series A Convertible Preferred Stock shall be entitled to 54.7229736 votes for each share of Series A Convertible Preferred Stock held at the record date for the determination of stockholders entitled to vote at each meeting of stockholders of the Company (and written actions of stockholders in lieu of meetings) with respect to any and all matters presented to the stockholders of the Company for their action or consideration. Except as provided by Nevada statutes, holders of Series A Convertible Preferred Stock shall vote together with the holders of Common Stock as a single class.

5. (a) In the event that the Company's shareholders approve an increase in the Company's authorized shares of Common Stock to not less than five hundred million (500,000,000) shares, then each share of the Series A Convertible Preferred Stock then outstanding shall automatically be converted into 54.7229736 shares of Common Stock without further action by the holders of the Series A Convertible Preferred Stock or the Company.

7. (a) Liquidation Value. Each share of the Series A Convertible Preferred Stock shall be deemed converted into 54.7229736 shares of Common Stock and shall participate pari passu with the Common Stock of the Company in the proceeds available to the Company's shareholders upon the liquidation, dissolution, or winding up of the Company.